UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 22, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Background

Under the Bankruptcy Code, Pacific Drilling S.A. (the “Company” and, together with its subsidiaries, the “Companies”, “we” or “our”) had the exclusive right to file a plan of reorganization under Chapter 11 (the “Exclusive Filing Period”) through March 12, 2018.

On March 8, 2018, the Bankruptcy Court approved our request to extend the Exclusive Filing Period through and including March 21, 2018 or the date on which the Bankruptcy Court resolved the Company’s request to extend the Exclusive Filing Period.

At a hearing on March 22, 2018, the Bankruptcy Court approved our request for an agreed order, which was entered on April 2, 2018, under which we, our secured creditor groups and our majority shareholder agreed to take part in mediation (the “Mediation”) before the Honorable James R. Peck, retired Bankruptcy Court Judge for the Southern District of New York. The scope of the Mediation was to facilitate discussions for the purpose of agreeing to the terms of a binding term sheet or restructuring support agreement describing a Chapter 11 plan of reorganization.  In addition, conditioned on our participation in the Mediation, the Bankruptcy Court ordered the extension of the Exclusive Filing Period to May 21, 2018, without prejudice for us to seek further extensions of the Exclusive Filing Period.

On May 16, 2018, the Bankruptcy Court approved our request for an agreed order under which we, our secured creditor groups and our majority shareholder agreed to extend the Mediation and the Exclusive Filing Period to June 4, 2018, without prejudice to seek further extensions of the Exclusive Filing Period.

On May 25, 2018, the Bankruptcy Court approved our request for an agreed order under which we, our secured creditor groups and our majority shareholder agreed to further extend the Mediation and the Exclusive Filing Period to June 15, 2018, without prejudice to seek further extensions of the Exclusive Filing Period.

On June 14, 2018, the Bankruptcy Court approved our request for an agreed order under which we, our secured creditor groups and our majority shareholder agreed to further extend the Mediation and the Exclusive Filing Period to June 22, 2018, without prejudice to seek further extensions of the Exclusive Filing Period.

On June 22, 2018, the Bankruptcy Court approved our request for an agreed order under which we, our secured creditor groups and our majority shareholder agreed to further extend the Mediation and the Exclusive Filing Period to July 13, 2018, without prejudice to seek further extensions of the Exclusive Filing Period.

In connection with the Mediation, we executed non-disclosure agreements (“NDAs”) with certain of our secured creditors to facilitate discussions in the Mediation.  Pursuant to the NDAs, the Company agreed to disclose publicly after a specified period, if certain conditions were met, the fact that confidential discussions occurred, and certain information regarding such discussions.

As a condition to their approval of the extension of the Mediation and the Exclusive Filing Period to July 13, 2018, certain of our stakeholders have required us to satisfy the public disclosure obligations under the NDAs.  The information included in this Form 6-K is being furnished, in part, to satisfy the Company’s public disclosure obligations under the NDAs.

Included herein as Exhibit 99.1 to this Form 6-K is a presentation (the “Ad Hoc Group Proposal”) containing the proposal for a plan of reorganization that was made by an ad hoc group of our secured creditors on June 21, 2018.

Neither the Ad Hoc Group Proposal nor any other proposal is legally-binding or indicative of the terms of any Chapter 11 plan of reorganization that may occur.

There is no consensus currently among the Company and its stakeholders as to the terms of any plan of reorganization. We continue to engage in active discussions in the Mediation among us and our stakeholders for the purpose of agreeing to the terms of a Chapter 11 plan of reorganization.

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “plan,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature.  The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends, future client contract opportunities, contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term, including our ability to confirm a plan of reorganization that restructures our debt obligations to address our liquidity issues and allows emergence from our Chapter 11 proceedings; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to negotiate, develop, confirm and consummate a plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, customers, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration matters and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate a plan of reorganization and restructuring generally; increased advisory costs to execute a plan of reorganization; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: June 25, 2018	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Ad Hoc Group Proposal